FOR PUBLIC RELEASE

# *COLONIAL SECURITIES, INC.*

*(SEC File No. 8-17631)*

**Financial Statements and Supplemental Schedule for the Year Ended December 31, 2016 and Independent Auditors' Report and Supplemental Report on Internal Control**

**This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.**







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-17631 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COLONIAL SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 ELIZABETH STREET, SUITE 403
(No. and Street)

| NEW YORK | NY | 10013 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEI, WEI & CO., LLP
(Name – *if individual, state last, first, middle name*)

| 133-10 39TH AVENUE | FLUSHING | NY | 11354 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DAVID WONG _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
COLONIAL SECURITIES, INC. _____ , as

of DECEMBER 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Richmond County
Commission Expires 3/13/20 19

Notary Public

Signature

VICE PRESIDENT
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X  (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# COLONIAL SECURITIES, INC.

## TABLE OF CONTENTS

This report contains (check all applicable boxes):



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
and Stockholders of
Colonial Securities, Inc.

We have audited the accompanying statement of financial condition of Colonial Securities, Inc. (a New Jersey corporation), as of December 31, 2016, and the related notes to the financial statements. The financial statement is the responsibility of Colonial Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Colonial Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Wei Wei & Co. LLP
Flushing, NY
February 27, 2017

1

# COLONIAL SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 66,887 |
| Deposit with clearing organization | | 50,000 |
| Property and equipment, net of accumulated depreciation | | |
| and amortization of $73,316 *(Notes 2 and 3)* | | 6,678 |
| Due from stockholder | | 30,000 |
| Other assets | | 28,432 |
| | | |
| TOTAL ASSETS | $ | 181,907 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

LIABILITIES:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 24,431 |
| | | |
| COMMITMENTS AND CONTINGENCIES *(Notes 6 and 9)* | | - |

STOCKHOLDERS' EQUITY:

| | |
|---|---:|
| Common stock, no par value, | |
| Class A, voting; authorized 500 shares; issued and | |
| outstanding 252 shares | 58,500 |
| Class B, non-voting; authorized 500 shares; issued and | |
| outstanding 120 shares | 26,460 |
| Additional paid-in capital | 98,000 |
| Deficit | (25,484) |
| | |
| Total stockholders' equity | 157,476 |

| | | |
|---|---|---:|
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 181,907 |

See accompanying notes to financial statements.

# COLONIAL SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2016

1. **ORGANIZATION**

Colonial Securities, Inc. (the "Company") was incorporated in the State of New Jersey on December 11, 1972. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Cash**

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

**Property, equipment and depreciation and amortization**

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method for both financial reporting and income tax purposes.

The useful lives of property and equipment for purposes of computing depreciation and amortization are:

| | |
|---|---|
| Furniture and fixtures | 7 years |
| Office equipment | 5 years |
| Leasehold improvements | The lesser of the remaining life of the lease or the useful life of the asset |

# COLONIAL SECURITIES, INC.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Income taxes**

The Company accounts for income taxes in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established to reduce deferred tax assets to the amount expected to be realized.

The Company follows the provisions of FASB ASC 740-10-25, which prescribe a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. Interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the statement of operations. Penalties would be recognized as a component of "general and administrative expenses." The Company does not have any accruals for uncertain tax positions as of December 31, 2016. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

Currently, the 2013, 2014 and 2015 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

**Use of estimates**

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# COLONIAL SECURITIES, INC.

2.     **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Fair value**

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than the quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

# COLONIAL SECURITIES, INC.

2.     **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Fair value (continued)**

As of December 31, 2016, none of the assets and liabilities were required to be reported at fair value on a recurring basis. Carrying values of non-derivative financial instruments, including cash, receivable from clearing organization, and accounts payable and accrued expenses, approximate fair value due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2016.

3.     **PROPERTY AND EQUIPMENT**

Property and equipment consists of the following:

| | |
|---|---:|
| Office equipment | $ 69,124 |
| Furniture and Fixtures | 4,630 |
| Leasehold Improvements | 6,240 |
| Less: accumulated depreciation | (73,316) |
| | $ 6,678 |

4.     **STOCKHOLDER LOANS**

Stockholder loans were non-interest bearing.

5.     **LEASES**

On January 29, 2013, the Company entered into a non-cancellable operating lease for its office expiring January 31, 2018. Future minimum rental payments under the lease are as follows:

# COLONIAL SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2015

5.  **LEASES (continued)**

| Year Ending December 31, | |
|---|---:|
| 2017 | $ 70,412 |
| 2018 | 5,882 |
| | $ 76,294 |

The office lease requires the Company to pay, as additional rent, cost of living and real estate escalation adjustments

6.  **INCOME TAXES**

The components of deferred tax assets (liabilities) at December 31, 2015 are as follows:

| | |
|---|---:|
| Deferred tax assets | $ 89,031 |
| Less: valuation allowance | (89,031) |
| Net deferred tax assets | $ - |

The Company has established a valuation allowance against net deferred tax assets at December 31, 2016 due to the uncertainty of realizing any benefit.

The deferred tax asset, at December 31, 2016 in the amount of approximately $89,000 for net operating losses that are available to offset future taxable income. This amount is net of the valuation allowance of approximately $89,000 provided during the year ended December, 31, 2016. The changes in the valuation allowance was $6,000 during the year ended December 31, 2016.

The Company has available at December 31, 2016, unused operating loss carry-forwards of approximately $323,000 expiring in various years through 2036.

## COLONIAL SECURITIES, INC.

7. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $50,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $92,456, which was $42,456 in excess of its required net capital. The Company's net capital ratio was 0.26 to 1.

8. **FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK**

The Company introduces all customer transactions in securities traded on U.S. securities markets to a clearing broker, or another New York Stock Exchange member firm, on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company has incurred no losses on customer transaction and does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

# COLONIAL SECURITIES, INC.

9. **CREDIT RISK CONCENTRATION**

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with a financial institution. The Company monitors the credit quality of the financial institution and does not anticipate any exposure. The cash balance in each financial institution is insured by the FDIC up to $250,000. At December 31, 2016, the Company did not have cash balances in exceed of the FDIC insured limit.

10. **SUBSEQUENT EVENTS**

The Company's management has performed subsequent events procedures through February 27, 2017, which is the date the financial statements were available to be issued. There were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and
Stockholders of
Colonial Securities, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption Form SEC Rule 15c3-3, in which (1) Colonial Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Colonial Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii) (the "exemption provisions") and (2) Colonial Securities, Inc. stated that Colonial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Colonial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Colonial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
February 27, 2017

AN INDEPENDENT MEMBER OF
BDO
ALLIANCE USA

10

# Colonial Securities, Inc.

41 Elizabeth Street, Suite 403

New York, New York, 10013

## Exemption Report

December 31, 2016

Colonial Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims the exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

Colonial Securities, Inc. has met the identified exemptive provision (K)(2)(ii) of SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2016 without exception.



David Wong

Vice President